UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 13, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

September 30, 2013

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 19

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue	199,853	198,476	590,010	595,139
Cost of sales	159,872	163,499	469,463	491,633

Gross profit	39,981	34,977	120,547	103,506

Selling, general and administrative expenses	20,547	19,260	63,714	58,286
Research expenses	1,701	1,530	4,892	4,699

	22,248	20,790	68,606	62,985

Operating profit before manufacturing facility closures, restructuring and other related charges	17,733	14,187	51,941	40,521

Manufacturing facility closures, restructuring and other related charges	934	387	29,059	15,085

Operating profit	16,799	13,800	22,882	25,436

Finance costs
Interest	1,261	3,347	4,860	10,086
Other (income) expense	190	(192)	787	948

	1,451	3,155	5,647	11,034

Earnings before income tax expense (benefit)	15,348	10,645	17,235	14,402
Income tax expense (benefit) (Note 8)
Current	729	(888)	3,389	(42)
Deferred	200	659	114	(250)

	929	(229)	3,503	(292)

Net earnings	14,419	10,874	13,732	14,694

Earnings per share
Basic	0.24	0.18	0.23	0.25
Diluted	0.23	0.18	0.22	0.24

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Net earnings	14,419	10,874	13,732	14,694

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense, nil in 2012)	—	1	—	227
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense, nil in 2012)	—	(19)	—	(214)
Change in cumulative translation adjustments	2,178	3,097	(2,088)	2,448

Items that will be reclassified subsequently to net earnings	2,178	3,079	(2,088)	2,461

Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of deferred income tax expense, nil in 2012)	—	(654)	—	(654)

Items that will not be reclassified subsequently to net earnings	—	(654)	—	(654)

Other comprehensive income (loss)	2,178	2,425	(2,088)	1,807

Comprehensive income for the period	16,597	13,299	11,644	16,501

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2012

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options	212,500	512						512
Stock-based compensation expense			405					405
Dividends on common stock							(4,759)	(4,759)

	212,500	512	405				(4,759)	(3,842)

Net earnings							14,694	14,694

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of deferred income tax expense of nil)							(654)	(654)
Changes to cumulative translation adjustments				2,448		2,448		2,448

Comprehensive income for the period				2,448	13	2,461	14,040	16,501

Balance as of September 30, 2012	59,173,550	348,660	17,016	3,654	—	3,654	(219,493)	149,837

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2013

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options	1,151,610	3,760				3,760
Excess tax benefit on stock options		1,962				1,962
Stock-based compensation expense			711			711
Stock-based compensation expense credited to capital on options exercised		1,709	(1,709)			—
Dividends on common stock					(9,678)	(9,678)

	1,151,610	7,431	(998)		(9,678)	(3,245)

Net earnings					13,732	13,732

Other comprehensive loss
Changes to cumulative translation adjustments				(2,088)		(2,088)

Comprehensive income for the period				(2,088)	13,732	11,644

Balance as of September 30, 2013	60,776,649	359,133	15,388	1,120	(213,408)	162,233

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	14,419	10,874	13,732	14,694
Adjustments to net earnings
Depreciation and amortization	6,932	7,569	20,841	22,794
Income tax expense (benefit)	929	(229)	3,503	(292)
Interest expense	1,261	3,347	4,860	10,086
Charges in connection with manufacturing facility closures, and other related charges	150	185	23,469	13,613
Reversal of write-down of inventories, net	—	—	—	(31)
Stock-based compensation expense	2,105	566	4,825	940
Pension and other post-retirement benefits expense	758	1,435	2,277	2,946
Gain on foreign exchange	(166)	(175)	(146)	(71)
Other adjustments for non-cash items	(183)	(700)	(244)	(341)
Income taxes paid, net	(424)	(25)	(494)	(679)
Contributions to defined benefit plans	(790)	(1,623)	(2,823)	(4,404)

Cash flows from operating activities before changes in working capital items	24,991	21,224	69,800	59,255

Changes in working capital items
Trade receivables	(1,551)	(2,770)	(11,315)	(11,809)
Inventories	6,288	9,944	(3,126)	2,374
Parts and supplies	(41)	(271)	(456)	(886)
Other current assets	(143)	1,889	135	1,753
Accounts payable and accrued liabilities	3,617	(181)	1,783	2,162
Provisions	(139)	(626)	2,434	(221)

	8,031	7,985	(10,545)	(6,627)

Cash flows from operating activities	33,022	29,209	59,255	52,628

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	98	—	198
Purchase of property, plant and equipment	(10,515)	(3,832)	(34,516)	(12,341)
Proceeds from disposals of property, plant and equipment and other assets	1	10	1,646	30
Restricted cash and other assets	132	12	559	295
Purchase of intangible assets	(100)	(2)	(171)	(29)

Cash flows from investing activities	(10,482)	(3,714)	(32,482)	(11,847)

FINANCING ACTIVITIES
Proceeds from long-term debt	24,740	31,405	76,060	57,751
Repayment of long-term debt	(44,748)	(53,569)	(90,917)	(84,797)
Payments of debt issue costs	(37)	(4)	(139)	(1,463)
Interest paid	(1,795)	(5,686)	(5,803)	(12,017)
Dividends paid	(4,859)	—	(9,658)	—
Proceeds from exercise of stock options	109	394	3,771	517

Cash flows from financing activities	(26,590)	(27,460)	(26,686)	(40,009)

Net increase in cash	(4,050)	(1,965)	87	772
Effect of foreign exchange differences on cash	182	248	(27)	65
Cash, beginning of period	9,819	6,899	5,891	4,345

Cash, end of period	5,951	5,182	5,951	5,182

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2013 (Unaudited)	December 31, 2012 (Audited)
	$	$
ASSETS
Current assets
Cash	5,951	5,891
Trade receivables	87,124	75,860
Other receivables	5,116	5,163
Inventories (Note 6)	94,480	91,910
Parts and supplies	13,523	14,442
Prepaid expenses	5,533	5,701

	211,727	198,967
Property, plant and equipment (Note 7)	174,706	185,592
Other assets	3,537	3,597
Intangible assets	1,612	1,980
Deferred tax assets	34,687	36,016

Total assets	426,269	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	79,675	76,005
Provisions (Note 10)	2,263	1,526
Installments on long-term debt (Note 9)	13,754	9,688

	95,692	87,219
Long-term debt (Note 9)	123,949	141,611
Pension and other post-retirement benefits	40,089	40,972
Provisions (Note 10)	3,511	1,891
Other liabilities	795	625

	264,036	272,318

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	359,133	351,702
Contributed surplus	15,388	16,386
Deficit	(213,408)	(217,462)
Accumulated other comprehensive income	1,120	3,208

	162,233	153,834

Total liabilities and shareholders’ equity	426,269	426,152

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2013

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -	GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the group’s ultimate parent.

2 -	ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2013 and December 31, 2012, as well as its interim consolidated earnings, comprehensive income and cash flows for the three and nine months ended September 30, 2013 and 2012, and the changes in shareholders’ equity for the nine months ended September 30, 2013 and 2012. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in US dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on November 12, 2013.

Estimates

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results. The judgments, estimates and assumptions applied in the financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period and the item discussed in Note 3. These financial statements and notes should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

Presentation of items of other comprehensive income (loss)

Effective January 1, 2013, Amended IAS 1 – Presentation of Financial Statements: Requires entities to group items presented in other comprehensive income (loss) (“OCI”) into those that, in accordance with other IFRS, will be reclassified subsequently to earnings or loss and those that will not be reclassified subsequently to earnings or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax then amended IAS 1 requires the tax related to each of the two groups of OCI to be shown separately.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been issued by the IASB but are not yet effective, and have not been adopted by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements are detailed as follows:

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures: The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9 and is effective for annual periods beginning on or after January 1, 2015. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 -	PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes, eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. On a quarterly basis, this also resulted in an income tax benefit and an increase in the net pension liability.

The impact of these changes for the three and nine month periods ended September 30, 2012 is summarized as follows:

	Three months ended September 30, 2012			Nine months ended September 30, 2012
	As reported	IAS 19 adjustment	Adjusted	As reported	IAS 19 adjustment	Adjusted
	$	$	$	$	$	$
Revenue	198,476	—	198,476	595,139	—	595,139
Cost of sales	162,315	1,184	163,499	489,439	2,194	491,633

Gross profit	36,161	(1,184)	34,977	105,700	(2,194)	103,506

Selling, general and administrative expenses	19,260	—	19,260	58,286	—	58,286
Research expenses	1,530	—	1,530	4,699	—	4,699

	20,790	—	20,790	62,985	—	62,985

Operating profit before manufacturing facility closures, restructuring and other related charges	15,371	(1,184)	14,187	42,715	(2,194)	40,521

Manufacturing facility closures restructuring and other related charges	387	—	387	15,085	—	15,085

Operating profit	14,984	(1,184)	13,800	27,630	(2,194)	25,436

Finance costs
Interest	3,347	—	3,347	10,086	—	10,086
Other (income) expense	(192)	—	(192)	948	—	948

	3,155	—	3,155	11,034	—	11,034

Earnings before income tax expense (benefit)	11,829	(1,184)	10,645	16,596	(2,194)	14,402
Income tax expense (benefit)
Current	(888)	—	(888)	(42)	—	(42)
Deferred	699	(40)	659	(128)	(122)	(250)

	(189)	(40)	(229)	(170)	(122)	(292)

Net earnings	12,018	(1,144)	10,874	16,766	(2,072)	14,694

Earnings per share
Basic	0.20	(0.02)	0.18	0.28	(0.03)	0.25
Diluted	0.20	(0.02)	0.18	0.28	(0.04)	0.24

For the years ended December 31, 2012 and 2011, the impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million, respectively, and an income tax benefit of $0.2 million for each of these years. This impact also results in an equivalent net increase to other comprehensive income and deficit. As such, the retrospective application did not result in an impact to the Company’s balance sheets as of January 1, 2012 and December 31, 2012.

The Company’s interim consolidated cash flows were not significantly impacted.

In the United States, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of its plans during the period ended September 30, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. Under Amended IAS 19 – Employee Benefits, the Company was required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in cost of sales in the statement of consolidated earnings. The Company was also required to remeasure the plan’s assets and liabilities as of the amendment date resulting in an increase of $0.7 million under pension and post-retirement benefits in the consolidated balance sheet with the offset flowing through other comprehensive income, net of income tax expense (benefit), and in deficit. The change is primarily due to a change in the discount rate from 4.19% to 3.56% as a result of a reduction in corporate bond yields from December 31, 2011.

4 -	INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	32,031	35,750	101,403	101,735
Stock-based compensation expense	2,105	566	4,825	940
Pensions – defined benefit plans	784	1,465	2,359	3,024
Pensions – defined contribution plans	900	897	2,761	2,843

	35,820	38,678	111,348	108,542

Finance costs – Interest
Interest on long-term debt	1,144	2,825	4,356	9,142
Amortization of debt issue costs on long-term debt and asset-based loan	288	587	879	1,147
Interest capitalized to property, plant and equipment	(171)	(65)	(375)	(203)

	1,261	3,347	4,860	10,086

Finance costs – Other (income) expense
Foreign exchange (gain) loss	(168)	(219)	(147)	76
Other (income) expense and other finance costs, net	358	27	934	872

	190	(192)	787	948

Additional information
Depreciation of property, plant and equipment	6,763	7,423	20,326	22,220
Amortization of intangible assets	169	146	515	574
Amortization of other charges	40	(20)	50	25
Impairment of long-term assets	1,387	47	23,479	11,177
Loss on disposal of property, plant and equipment	74	74	132	389
Write-down of inventories to net realizable value	—	—	—	57
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	—	—	—	(88)

5 -	MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings for the three and nine months ended September 30, 2013 and 2012 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$

Impairment (reversal) of property, plant and equipment	(33)	110	77	22,180	(166)	22,014
Impairment (reversal) of parts and supplies	—	24	24	1,312	(7)	1,305
Equipment relocation	130	213	343	130	1,785	1,915
Write-down (reversal) of inventories to net realizable value	22	(43)	(21)	22	(121)	(99)
Severance and other labor related costs	373	(31)	342	576	31	607
Environmental costs	—	—	—	2,522	—	2,522
Idle facility costs	—	144	144	—	677	677
Other costs (reversals)	26	(1)	25	84	34	118

	518	416	934	26,826	2,233	29,059

	Three months ended September 30, 2012			Nine months ended September 30, 2012
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$

Impairment of property, plant and equipment	—	47	47	—	10,674	10,674
Impairment of parts and supplies	—	—	—	—	1,167	1,167
Impairment of intangible assets	—	—	—	—	503	503
Write-down of inventories to net realizable value	—	59	59	—	547	547
Severance and other labor related costs	—	100	100	—	1,295	1,295
Idle facility costs	—	181	181	—	899	899

	—	387	387	—	15,085	15,085

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the table above under South Carolina project.

In 2013, the other charges incurred are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, other small restructuring initiatives and the Brantford, Ontario facility closure and are included in the table above under other projects.

In 2012, the charges incurred are primarily the costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives and are included in the table above under other projects. The Idle facility charges under other projects are primarily related to the revaluation of certain Brantford, Ontario facility assets in connection with the Brantford, Ontario facility closure.

6 -	INVENTORIES

	September 30, 2013	December 31, 2012
	$	$
Raw materials	29,876	27,856
Work in process	17,682	19,904
Finished goods	46,922	44,150

	94,480	91,910

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

7 -	PROPERTY, PLANT AND EQUIPMENT

During the three and nine months ended September 30, 2013, acquisitions of property, plant and equipment amounted to approximately $10.5 million and $34.5 million, respectively ($3.9 million and $12.6 million, respectively, for the three and nine months ended September 30, 2012). During the three and nine months ended September 30, 2013, the net book value of property, plant and equipment disposals amounted to less than $0.1 million and $1.6 million, respectively ($0.1 million and $0.5 million, respectively, for the three and nine months ended September 30, 2012) and the loss on those disposals amounted to less than $0.1 million and $0.1 million, respectively ($0.1 million and $0.4 million loss, respectively, for the three and nine months ended September 30, 2012).

On June 28, 2013, in connection with the relocation of the Columbia, South Carolina manufacturing facility, the Company purchased real estate including land and building of $11.3 million in Blythewood, South Carolina. The purchase is included under the caption property, plant and equipment in construction in progress as the real estate is being prepared for its intended use and is expected to be placed into service in a future period.

As of September 30, 2013 and December 31, 2012, the Company had commitments to purchase machines and equipment totaling approximately $14.4 million and $5.5 million, respectively.

During the three and nine months ended September 30, 2013, the Company recorded impairment losses on idle assets of less than $0.1 million and $0.2 million, respectively (nil for the three and nine months ended September 30, 2012) and were included in the statement of consolidated earnings under the caption cost of sales and the statement of consolidated cash flows under the caption other adjustments for non-cash items. There were no reversals of impairment losses during the current and comparative reporting periods, other than those discussed in Note 5 and included in the statement of consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges.

8 -	INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three months and nine months ended September 30, 2013 was approximately 6.1% and 20.3%, respectively (negative 2.2% and negative 2.0%, respectively, for the three and nine months ended September 30, 2012). The increase in effective tax rate between the three months ended September 30, 2013 and the three months ended September 30, 2012 is primarily due to (i) the nonrecurrence of the income tax benefit recorded during the third quarter of 2012 for expected tax refunds due to the ability to utilize certain US alternative minimum tax net operating losses without limitation and (ii) an increase in the state effective tax rate resulting from an increase in the amount of taxable income apportioned to states in which the Company is subject to current income tax. These increases to the effective tax rate were partially offset by a change in the mix of earnings between jurisdictions. The increase in effective tax rate between the nine months ended September 30, 2013 and the nine months ended September 30, 2012 is primarily due to (i) income tax expense recorded for stock options exercised, (ii) the nonrecurrence of an income tax benefit recorded during the first nine months of 2012 for expected tax refunds resulting from the ability to utilize certain US alternative minimum tax net operating losses without limitation, and (iii) an increase in state income taxes resulting from an increase in the amount of taxable income apportioned to jurisdictions in which the Company is subject to current income tax.

9 -	LONG-TERM DEBT

	September 30, 2013	December 31, 2012
	$	$
Senior Subordinated Notes (“Notes”) (1)	—	38,282
Asset-Based Loan (“ABL”) (1)	91,782	77,709
Real estate secured term loan (“Real Estate Loan”) (1)	14,652	15,632
Finance lease liabilities	12,280	10,979
Term debt	787	2,576
Mortgage loans (1)	9,659	1,504
Equipment finance agreement advance fundings	8,543	4,617

	137,703	151,299
Less: Installments on long-term debt	13,754	9,688

	123,949	141,611

(1)	The Notes, ABL, Real Estate Loan and mortgage loans are presented net of unamortized related debt issue costs, amounting to $2.1 million ($3.0 million as of December 31, 2012).

As of September 30, 2013 and December 31, 2012, the effective interest rate on borrowings under the ABL was 2.32% and 2.36%, respectively.

The Company’s unused availability under the ABL as of September 30, 2013 and December 31, 2012 was $38.6 million and $48.8 million, respectively.

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was in compliance with this fixed charge ratio covenant as of September 30, 2013.

Equipment finance agreement advance fundings, which are amounts funded and borrowed but not yet scheduled, were $8.5 million as of September 30, 2013. Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points resulting in an interest rate of 2.18% as of September 30, 2013. The Company entered into the third schedule on June 28, 2013 for $2.2 million at an interest rate of 2.9% with 60 monthly payments of $39,329 and the last payment due on June 27, 2018.

The Real Estate Loan contains two financial covenants, both of which are calculated at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

On July 12, 2013, the Company announced a notice of redemption to redeem the remaining $18.7 million aggregate principal amount of its outstanding 8.5% Notes due August 2014. The redemption of $18.7 million of the Notes occurred on August 30, 2013. The corresponding expense write-off of debt issue costs of $0.1 million was recorded in interest under the caption finance costs in the statement of consolidated earnings. The Company financed the redemption with funds available under the ABL combined with its cash flows from operations.

The Parent Company and all of its wholly-owned subsidiaries other than the subsidiary issuer, had guaranteed the Notes. The Notes were issued and the guarantees executed pursuant to an Indenture dated July 28, 2004 (“Indenture”). As a result of the redemption of the remaining balance due under the Notes, both the Notes and the Indenture have been satisfied and discharged.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina for $11.3 million and entered into a mortgage loan (“South Carolina Mortgage”) on the real estate for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest will be payable monthly and principal will be amortized on a straight-line basis over ten years. The loan provides for an additional advance of $2.1 million upon completion of building improvements, subject to an appraisal. The loan had a net book value of $8.2 million as of September 30, 2013. The maturity of the loan may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The loan bears interest at a rate of 30-day LIBOR plus 215 basis points. The mortgage loan initially requires monthly payments of principal of $70,937.50 (subject to adjustment if the additional advance is made) plus accrued interest, with the first payment paid on July 15, 2013. In the event the additional $2.1 million is not advanced, a final payment of up to $7.2 million will be due on February 1, 2017 if the ABL facility is not extended or refinanced with a credit facility acceptable to Wells Fargo. The mortgage loan contains two financial covenants, a fixed charge coverage ratio of at least 1.1 to 1.0 and a cash flow leverage ratio of not greater than 3.5 to 1.0, both of which are measured monthly on a trailing 12-month basis. The Company has been in compliance with these covenants since entering into the mortgage loan. The loan is secured by the Company’s Blythewood, South Carolina real property and the building improvements thereon with a net book value of $11.7 million as of September 30, 2013.

A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

10 -	PROVISIONS, CONTINGENT LIABILITIES AND COMMITMENTS

The rollforward of the Company’s provisions is as follows as of September 30, 2013:

	Environmental	Restoration	Resolution of a contingent liability	Severance and other	Total
	$	$	$	$	$
Balance, December 31, 2012	—	1,891	—	1,526	3,417
Additional provisions	2,518	—	1,300	1,228	5,046
Amounts paid	—	(78)	(1,000)	(1,535)	(2,613)
Foreign exchange	—	(47)	—	(29)	(76)

Balance, September 30, 2013	2,518	1,766	300	1,190	5,774

Amount presented as current	—	1,282	300	681	2,263
Amount presented as non-current	2,518	484	—	509	3,511

Balance, September 30, 2013	2,518	1,766	300	1,190	5,774

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 5 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the

Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company will pay Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The Company established a provision with respect to this matter as of and for the three months ended March 31, 2013. The amount is included in the statement of consolidated earnings under the caption selling, general and administrative expenses and the consolidated balance sheet under the caption provisions within current liabilities.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of September 30, 2013.

During the reporting period, there were no reversals of provisions.

On August 19, 2013, the Company entered into a 130-month operating lease on a corporate office located in Sarasota, Florida which will serve as the Company’s new US headquarters. Annual minimum lease payments for the facility will begin in January 2014 and will range from approximately $0.6 million to $0.7 million over the term of the lease.

11 -	CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of September 30, 2013 and December 31, 2012 were 60,776,649 and 59,625,039, respectively.

The weighted average number of common shares outstanding for the periods ended September 30, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Basic	60,731,173	59,028,088	60,245,708	58,990,329
Effect of stock options	1,341,410	2,026,035	1,223,470	1,692,214

Diluted	62,072,583	61,054,123	61,469,178	60,682,543

For the three and nine months ended September 30, 2013, the number of options that were anti-dilutive and not included in diluted earnings per share calculations were 32,500 and 780,000, respectively (nil for the three and nine months ended September 30, 2012).

On August 14, 2013, the Company’s Board of Directors approved a change in the semi-annual dividend policy to a quarterly dividend policy. Under this quarterly dividend policy, the Company declared a cash dividend of $0.08 per common share paid on September 30, 2013 to shareholders of record at the close of business on September 16, 2013. The aggregate amount of this dividend payment was $4.9 million based on 60,741,649 shares of the Company’s common shares issued and outstanding as of September 16, 2013.

Stock Appreciation Rights

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of September 30, 2013, the fair value per SAR outstanding was estimated as $7.30 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		4.6 years
Expected volatility		41%
Risk-free interest rate		1.80%
Expected dividends		2.22%
Stock price at grant date	CDN$	7.56
Exercise price of awards	CDN$	7.56

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and nine months ended September 30, 2013, $1.7 million and $4.1 million of expense is included under the caption selling, general and administrative expenses, respectively ($0.4 million and $0.5 million, respectively, for the three and nine months ended September 30, 2012). The corresponding liability is recorded on the Company’s consolidated balance sheet respectively under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and other liabilities for amounts expected to vest greater than 12 months.

During the three and nine months ended September 30, 2013, 28,750 and 41,250 SARs were exercised, respectively, at a weighted average exercise price of CDN$7.56 (nil for both the three and nine months ended September 30, 2012), resulting in cash payments of approximately $0.2 million and $0.3 million, respectively (nil for the three and nine months ended September 30, 2012).

During the three and nine months ended September 30, 2013, nil and 30,000 SARs were forfeited, respectively (nil SARs expired or were forfeited for the three and nine months ended September 30, 2012).

Stock Options

During the three and nine months ended September 30, 2013, 82,500 and 830,000 stock options were granted, respectively, at a weighted average exercise price of CDN$13.53 and CDN$12.19, respectively, and a fair value of $3.96 and $3.69, respectively.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Three months ended September 30, 2013		Nine months ended September 30, 2013
Expected life		5.0 years		5.6 years
Expected volatility		42%		43%
Risk-free interest rate		1.84%		1.59%
Expected dividends		2.48%		2.72%
Share price	CDN$	13.53	CDN$	12.19
Exercise price	CDN$	13.53	CDN$	12.19

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and nine months ended September 30, 2012, no options were granted.

During the three and nine months ended September 30, 2013, 80,000 and 1,151,610 stock options were exercised at a weighted average exercise price of CDN$1.77 and CDN$3.35, respectively (162,500 and 212,500, respectively, for the three and nine months ended September 30, 2012 at a weighted average exercise price of CDN$2.45 and CDN$2.46, respectively), resulting in cash proceeds to the Company of $0.1 million and $3.8 million, respectively ($0.4 million and $0.5 million, respectively, for the three and nine months ended September 30, 2012).

During the three and nine months ended September 30, 2013, 50,000 and 71,250 options were forfeited, respectively (25,000 and 465,500 options expired or were forfeited, respectively, for the three and nine months ended September 30, 2012).

The weighted average exercise price and fair value per option outstanding as of September 30, 2013 was:

Exercise price	CDN$	5.52
Fair value		$1.98

Contributed Surplus

During the three and nine months ended September 30, 2013, the contributed surplus account increased approximately $0.4 million and $0.7 million, respectively ($0.1 million and $0.4 million, respectively, for the three and nine months ended September 30, 2012), representing the stock-based compensation expense recorded for the period associated with stock options. During the three and nine months ended September 30, 2013, the contributed surplus account decreased approximately $0.2 million and $1.7 million, respectively (nil for the three and nine months ended September 30, 2012), representing the stock-based compensation expense credited to capital stock on options exercised.

12 -	POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

On November 12, 2013, the Company declared a cash dividend of $0.08 per common share payable December 30, 2013 to shareholders of record at the close of business on December 16, 2013. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of November 12, 2013.

On November 12, 2013, the Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract is expected to commence in the second quarter of 2014. The Company will then be committed to monthly minimum usage requirements over the term of the contract. The Company will receive economic development incentive credits and installation as well as maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. The Company estimates that service billings will total approximately $0.7 million in 2014, $3.0 million in 2015, $3.2 million in 2016 and 2017, $3.1 million in 2018 and $16.9 million thereafter.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract, which is expected to be the second quarter of 2014. The costs related to early cancellation penalties include, termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $17.0 million. This amount declines annually until the expiration of the contract.

No other significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.